INVESTMENT MANAGERS SERIES TRUST
2220 E. Route 66, Suite 226
Glendora, CA 91740

October 1, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Washington, D.C. 20549

RE: Investment Management Series Trust (the “Trust”) (CIK: 0001318342)
Post-Effective Amendment No. 560 to the Trust’s Registration Statement
(Accession No. 0001398344-14-005125)
File Nos. 333-122901 and 811-21719

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment No. 560 under the Act and Amendment No. 573 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed herewith (EDGAR Submission Type 485BPOS/Accession No. 0001398344-14-005125) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on October 1, 2014 as a delaying amendment to delay the effective date of the Oak Ridge Large Cap Growth Fund and the Oak Ridge Small Cap Growth Fund and is being withdrawn because the Amendment was inadvertently filed under “485(b) POS” instead of “485BXT”.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 914-1041.

Thank you for your assistance in this matter.

Sincerely,

/s/ RITA DAM

Rita Dam
Investment Managers Series Trust